Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIO/DEFICIENCY OF

EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30, 2011	Fiscal Year Ended December 31,				2006
		2010	2009	2008	2007
Fixed charges:

Interest expense on indebtedness	$2,256	$2,537	$2,125	$1,610	$1,886	$1,359
Noncash interest expense and other	655	1,434	686	725	552	232
Interest expense on portion of rent expense representative of interest	317	352	351	327	317	317

Total fixed charges	$3,228	$4,323	$3,162	$2,662	$2,755	$1,908

Earnings (loss):
Net income (loss) before benefit for income taxes	$55,817	$(58,789)	$(44,193)	$(32,473)	$(24,982)	$(24,905)
Fixed charges per above	3,228	4,323	3,162	2,662	2,755	1,908

Total earnings (loss)	$59,045	$(54,466)	$(41,031)	$(29,811)	$(22,227)	$(22,997)

Ratio of earnings to fixed charges	18.3	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	—	$(58,789)	$(44,193)	$(32,473)	$(24,982)	$(24,905)